UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                          OF SMALL BUSINESS ISSUERS

Pursuant to Section 12(b) or (g) of the Securities and Exchange Act of
                                 1934


                          Camtek Technologies, Inc.
           (Exact name of registrant as specified in its charter)

             Nevada                            88-0495289
     (State of organization)      (I.R.S.Employer Identification No.)


                2980 S. Rainbow, Suite 210C, Las Vegas, NV 89146
                    (Address of principal executive offices)

    Registrant's telephone number, including area code (702) 212-4588

    Registrant's facsimile number, including area code (702) 212-4586

 Securities to be registered pursuant to Section 12(b) of the Act: None

 Securities to be registered pursuant to Section 12(g) of the Act:
                             Common Stock


























Item 1. Description of Business

Camtek Technologies, Inc.  is   a   Nevada corporation formed under the
laws of the  State  of  Nevada  on  May 4th, 2001.   Its principal place
of   business   is   located  at  2980  S. Rainbow,  Suite  210C,   Las
Vegas,  NV  89146.    Camtek  was organized to  engage  in  any  lawful
corporate  business.

The primary activity of Camtek is to locate and consummate a merger or acquisition with a private entity.

Camtek has been in the developmental stage since inception and has no operating history other than organizational matters. Camtek has no operations and in accordance with SFAS #7, is considered a development stage company.

Brian M. Dhonau, Camtek's sole officer and director, elected to begin implementing Camtek's principal business purpose, described below under "Item 2, Plan of Operation". As such, Camtek can be defined as a "shell" company., whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The proposed business activities described herein classify Camtek as a "blank check" company.

Many states have enacted statutes, rules, and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in Camtek 's securities until such time as Camtek has successfully implemented its business plan.

Camtek is filing this registration statement on a voluntary basis, pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase Camtek 's access to financial markets. Camtek plans to increase its access to financial markets by gaining reporting status on the over-the-counter bulletin board. In the event Camtek's obligation to file periodic reports is suspended pursuant to the Exchange Act, Camtek anticipates that it will continue to voluntarily file such reports.

Risk factors

Camtek 's business is subject to numerous risk factors, including the following:


Camtek has no operating history, has received no revenue and has minimal assets.

Camtek  has  had  no  operating  history  and  has received no revenues or earnings from operations. Camtek has no significant assets or financial resources. Camtek will, in all likelihood, sustain operating expenses without corresponding revenues, at least until it completes a business combination. This may result in Camtek incurring a net operating loss, which will increase continuously until Camtek completes a business combination with a profitable business opportunity. There is no assurance that Camtek will identify a business opportunity or complete a business combination.

Camtek 's   proposed   operations  are speculative and may not succeed.

The success of Camtek 's proposed plan of operation will depend to a great extent on the operations, financial condition, and management of any potential business opportunity. While management intends to seek business combinations with entities having established operating histories, it cannot assure that Camtek will successfully locate candidates meeting such criteria. In the event Camtek completes a business combination, the success of Camtek 's operations may be dependent upon management of the successor firm or venture partner firm together with numerous other factors beyond Camtek 's control.

There is a scarcity of companies that may wish to merge or acquire with
Camtek   and  the  competition  for  such  business  opportunities  and combinations is great.

Camtek is, and will continue to be, an insignificant participant in the business of seeking mergers and joint ventures with, and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies that may also be desirable target candidates for Camtek.

Nearly all such entities have significantly greater financial resources, technical expertise, and managerial capabilities than Camtek, and is, consequently, at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.

Additionally, Camtek has no way to distinguish itself from other blank check companies.

Camtek will also compete with numerous other small public companies in seeking merger or acquisition candidates. Camtek 's competition will include operating companies that are likewise looking for acquisition and merger candidates.

Camtek currently has no agreements for business combinations or other transactions and has no standards for approving business combinations.

Camtek has no arrangement, agreement, or understanding with respect to engaging in a business combination with any private entity. There can be no assurance that Camtek will successfully identify and evaluate suitable business opportunities or conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. Camtek has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, Camtek never commenced any operational activities. There is no assurance that Camtek will be able to negotiate a business combination on terms favorable to Camtek. Camtek has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria that it will require a target business opportunity to have achieved, and without which Camtek would not consider a business combination in any form with such business opportunity. Accordingly,
Camtek may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth, or other negative characteristics.

Camtek is dependent on management that has limited or no business experience and only a partial time commitment to Camtek .

While seeking a business combination, management anticipates devoting ten to twenty hours per month to the business of Camtek. Camtek's sole officer has not entered into written employment agreement with Camtek and does not expect to do so in the foreseeable future.

Camtek  has  no key man insurance despite the dependence on management.

Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of Camtek's business and its likelihood of continuing operations. Despite this, Camtek has not obtained key man life insurance on its officer or director. See "Management."


Reporting requirements may delay or preclude acquisition.

Companies subject to Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") must provide certain information about significant acquisitions, including certified financial statements for Camtek acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or even preclude Camtek from completing an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

Lack of market research of marketing organization.

Camtek has conducted minimal market research indicating that market demand exists for the transactions contemplated by Camtek .

Moreover, Camtek has limited marketing organization. If there is demand for a business combination as contemplated by Camtek, there is no assurance Camtek will successfully complete such transaction.

Lack of diversification

In all likelihood, Camtek's proposed operations, even if successful, will result in a business combination with only one entity. Consequently, the resulting activities will be limited to that entity's business. Camtek 's inability to diversify its activities into a number of areas may subject Camtek to economic fluctuations within a particular business or industry, thereby increasing the risks associated with Camtek 's operations.

Camtek may, in the future, be subject to the Investment Company Act of 1940.

Although Camtek will be subject to regulation under the Securities Exchange Act of 1934; management believes Camtek will not be subject to regulation under the Investment Company Act of 1940, insofar as Camtek will not be engaged in the business of investing or trading in securities. In the event Camtek engages in business combinations, which result in Camtek holding passive investment interests in a number of entities, Camtek could be subject to regulation under the Investment Company Act of 1940. In such event, Camtek would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Camtek has obtained no formal determination from the Securities and Exchange Commission as to the status of Camtek under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject Camtek to material adverse consequences.

Camtek  will  probably be subject to a change in control of management.

A business combination involving the issuance of Camtek 's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in Camtek. Any such business combination may require management of Camtek to sell or transfer all or portions of Camtek 's common stock held by them, or resign as members of the Board of Directors of Camtek. The resulting change in control of Camtek could result in removal of one or more present officer and director of Camtek and a corresponding reduction in or elimination of their participation in the future affairs of Camtek .


A reduction of the percentage of share ownership of Camtek may follow a business combination.

Camtek's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in Camtek issuing securities to shareholders of such private companies. Issuing previously authorized and unissued common stock of Camtek will reduce the percentage of shares owned by present and prospective shareholders, and a change in Camtek 's control and/or management.

Requirement of audited financial statements may disqualify business opportunities.

Management believes that any potential target company must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may forego a business combination with Camtek, rather than incur the expenses associated with preparing audited financial statements.

Blue sky considerations.

Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, and Camtek has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market.


Non-issuer trading or resales of Camtek securities are exempt from state registration or qualification requirements in most states. However, some states may continue to restrict the trading or resale of blind- pool or "blank-check" securities. Accordingly, investors should consider any potential secondary market for Camtek securities to be a limited one.


Item 2. Management's discussion and analysis or plan of operation note regarding projections and forward looking statements.

Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

Plan of operation - general

Camtek plans to seek, investigate, and if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. At this time, Camtek has no plan, proposal, agreement, understanding, or arrangement to acquire or merge with any specific business or company and Camtek has not identified any specific business or a company for investigation and evaluation. No member of Management or any promoter of Camtek , or an affiliate of either, has had any material discussions with any other company with respect to any acquisition of Camtek.

Camtek will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature.

Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to restrict Camtek's virtually unlimited discretion to search for and enter into a business combination. Camtek may seek a combination with a firm which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company.

In some instances, a business opportunity may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. Camtek may purchase assets and establish wholly owned subsidiaries in various businesses or purchase existing businesses as subsidiaries. Selecting a business opportunity will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues) for all shareholders, and other items.

Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Management believes that Camtek may be able to benefit from the use of "leverage" to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, Camtek would be required to use less of its available funds to acquire a target company and, therefore, could commit those funds to the operations of the business, to combinations with other target companies, or to other activities.

The assets of the acquired business will ordinarily secure the borrowing involved in a leveraged transaction. If that business were not able to generate sufficient revenues to make payments on the debt incurred by Camtek to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that Camtek must commit to acquire a business, may correspondingly increase the risk of loss to Camtek.

Camtek can give no assurance as to the terms or availability of financing for any acquisition. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the business held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which Camtek may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of Camtek. It is not possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on Camtek .

Camtek has insufficient capital with which to provide the owners of businesses significant cash or other assets. Management believes Camtek will offer owners of businesses the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. However, a business that conducts a public will raise capital, but will not raise capital as a result of merging with Camtek. The owners of the businesses will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. Camtek will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Forms 8-K, agreements, and related reports and documents. At a minimum, It will be necessary to file a Form 8K. Additionally, 10Qs and 10Ks will need to be filed as necessary.

Nevertheless, the officers and directors of Camtek have not conducted market research and are not aware of statistical data that would support the perceived benefits of a merger or acquisition transaction for the owners of a business.

Camtek does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties. Camtek will not restrict its search for any specific kind of firms, but may acquire a venture, which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which Camtek may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which Camtek may offer. However, Camtek does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as Camtek has successfully consummated such a merger or acquisition. Camtek also has no plans to conduct any offerings under Regulation S.

Currently, Camtek has minimal cash. Additional funds will have to be raised via securities issues or will need to be borrowed from management in order to properly pursue its business plan. Should Camtek be unable to raise the necessary funds in the next 12 months, Camtek would be unable to fully implement its business plan and may be unable to implement its business plan at all. In such an event, all active operations of Camtek would cease.

Sources of opportunities

Camtek will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officer and director as well as indirect associations between them and other business and professional people. It is not presently anticipated that Camtek will engage professional firms specializing in business acquisitions or reorganizations. Management, while not especially experienced in matters relating to the new business of Camtek , will rely upon their own efforts and, to a much lesser extent, the efforts of Camtek 's shareholders, in accomplishing the business purposes of Camtek. It is not anticipated that any outside consultants or advisors, other than Camtek 's legal counsel and accountants, will be utilized by Camtek to effectuate its business purposes described herein. However, if Camtek does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as Camtek has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future.

In the past, Camtek 's management has never used outside consultants or advisors in connection with a merger or acquisition. As is customary in the industry, a finder's fee for locating an acquisition prospect may be necessary. If any such fee is paid, it will have to be approved and paid for by the target candidate because Camtek has no cash. Any such payment would be done in accordance with industry standards.

Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of Camtek, if such person plays a material role in bringing a transaction to Camtek.

Mr. Dhonau does have general business experience as disclosed in the resume.



Evaluation of opportunities

The analysis of new business opportunities will be undertaken by or under the supervision of the officer and director of Camtek (see Management"). Management intends to concentrate on identifying prospective business opportunities, which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider, among other factors, such matters as;

1. the available technical, financial and managerial resources
2. working capital and other financial requirements
3. history of operation, if any
4. prospects for the future
5. present and expected competition
6. the quality and experience of management services which may be available and the depth of that management
7. the potential for further research, development or exploration
8. specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of Camtek
9. the potential for growth or expansion
10.the potential for profit
11.the perceived public recognition or acceptance of products, services or trades
12.name identification

Management  will  meet  personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, Camtek intends to utilize written reports and personal investigation to evaluate the above factors. Camtek will not acquire or merge with any company for which audited financial statements cannot be obtained. Opportunities in which Camtek participates will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity. Camtek's shareholders must, therefore, depend on Management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage (in that it has not generated significant revenues from its principal business activities prior to Camtek 's participation). Even after Camtek 's participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies, which may not succeed. Camtek and, therefore, its shareholders will assume such risks.

The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as well as substantial costs for accountants, attorneys, and others. If a decision were made not to participate in a specific business opportunity the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by Camtek of the related costs incurred. There is the additional risk that Camtek will not find a suitable target. Management does not believe Camtek will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in Camtek will be realized, and there will not, most likely, be a market for Camtek's stock.

Acquisition of opportunities

In implementing a structure for a particular business acquisition, Camtek may become a party to a merger, consolidation, reorganization, joint venture, franchise, or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. Once a transaction is complete, it is possible that the present management and shareholders of Camtek will not be in control of Camtek . In addition, a majority or all of Camtek 's officer and director may, as part of the terms of the transaction, resign and be replaced by new officer and director without a vote of Camtek's shareholders.

It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and State securities laws. In some circumstances, however, as a negotiated element of this transaction, Camtek may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market, which may develop in Camtek's Common Stock, may have a depressive effect on such market. While the actual terms of a transaction to which Camtek may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code").

In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of Camtek , including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of Camtek's investigation, officers and directors of Camtek will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of Camtek 's limited financial resources and management expertise. The manner in which Camtek participates in an opportunity with a target company will depend on the nature of the opportunity, the respective needs and desires of Camtek and other parties, the management of the opportunity, and the relative negotiating strength of Camtek and such other management. With respect to any mergers or acquisitions, negotiations with Target Company, management will be expected to focus on the percentage of Camtek, which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, Camtek's shareholders will, in all likelihood, hold a lesser percentage ownership interest in Camtek following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event Camtek acquires a target company with substantial assets. Any merger or acquisition effected by Camtek can be expected to have a significant dilutive effect on the percentage of shares held by Camtek then shareholders, including purchasers in this offering. Management has advanced, and will continue to advance, funds, which shall be used by Camtek in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.

It is expected that amounts to conduct investigations will be less than $10,000 and that such amount will come from Mr. Dhonau. Additional funds may need to be raised if the amount exceeds this or Mr. Dhonau is short on funds.


Competition

Camtek is an insignificant participant among firms, which engage in business combinations with, or financing of, development-stage enterprises. There are many established management and financial consulting companies and venture capital firms, which have significantly greater financial and personal resources, technical expertise and experience than Camtek. In view of Camtek's limited financial resources and management availability, Camtek will continue to be at significant competitive disadvantage vis-a-vis the Camtek competitors. Camtek will be at a disadvantage with other companies having larger technical staffs, established market shares and greater financial backing.


Regulation and taxation

The Investment Company Act of 1940 defines an "investment company." as an issuer, which is or holds it out as being engaged primarily in the business of investing, reinvesting or trading securities. While Camtek does not intend to engage in such activities, Camtek may obtain and hold a minority interest in a number of development stage enterprises. Camtek could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review Camtek's activities from time to time with a view toward reducing the likelihood Camtek could be classified as an "investment company". Camtek intends to structure a merger or acquisition in such manner as to minimize Federal and State tax consequences to Camtek, and to any target company.


Employees

Camtek's only employees at the present time are its officer and director, who will devote, as much time as the Board of Director determine is necessary to carry out the affairs of Camtek. (See "Management").

Mr. Dhonau's time devotion to Camtek would be estimated at 10 hours a month until further fundraising or a merger/acquisition.



Item 3. Description of property

Camtek currently conducts its business from 2980 S. Rainbow Blvd., Suite 210C, Las Vegas, NV 89146.







Item 4. Security ownership of certain beneficial owners and management.

As of May 4th, 2001, Mr. Dhonau, the sole officer and director of the Company owned all the stock in the Company.

Title of Class  Name of Beneficial  Amount and Nature  Percent
                      Owner           of Beneficial    Of Class
                                         Owner

Common Stock    Brian M. Dhonau          100            100%

Common Stock    Officers and Directors   100            100%


Item 5.  Directors, executive officers, promoters, and control persons.

The members of the Board of Director of Camtek serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Director. There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person. Camtek 's officer and director will devote their time to the business on an "as-needed" basis, which is expected to require 5-10 hours per month.

Information as to the directors and executive officers of the Camtek are as follows:


Name                        Age              Position

Brian M. Dhonau             24          Sole Officer, Director


Brian M. Dhonau.  Sole Officer/Director, Age 24

Mr. Dhonau has operated and managed a number of small businesses. In 1996, Mr. Dhonau created and operated a successful motorcycle shop named "CyclePath" which he eventually sold in 1998. Later, in 1998, Mr. Dhonau was hired to operate a car detail shop named "Something Different. In 1999, Mr. Dhonau began operations of a Company named "A Cut Above the Rest" which specialized in landscape architecture.

Blank Check Experience

Mr. Dhonau has no previous experience in blank check companies.



Conflicts of Interest


Management anticipates it will devote only a minor amount of time to Camtek's affairs. Currently, Mr. Dhonau works full-time with his employers. Mr. Dhonau may in the future become a shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by Camtek. Camtek does not currently have a formal right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to Camtek's proposed business operations.

Mr. Dhonau, so long as he is an officer of Camtek, is subject to the restriction that all opportunities contemplated by Camtek 's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to Camtek and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company have no preference as to which company will merge or acquire such target company, Camtek of which the President first became an officer and director will be entitled to proceed with the transaction. Except as set forth above, Camtek has not adopted any other conflict of interest policy with respect to such transactions.

Investment Company Act of 1940

Although Camtek will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes Camtek will not be subject to regulation under the Investment Company Act of 1940 insofar as Camtek will not be engaged in the business of investing or trading in securities. In the event Camtek engages in business combinations, which result in Camtek holding passive investment interests in a number of entities, Camtek could be subject to regulation under the Investment Company Act of 1940. In such event, Camtek would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Camtek has obtained no formal determination from the Securities and Exchange Commission as to the status of Camtek under the Investment Company Corp. Act of 1940 and, consequently, any violation of such Act would subject Camtek to material adverse consequences.



Item 6.  Executive compensation

There is no executive compensation given to Mr. Dhonau. It is possible that, after Camtek successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or more members of Camtek's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. It is possible that persons associated with management may refer a prospective merger or acquisition candidate to Camtek. In the event Camtek consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by Camtek as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, the acquisition or merger candidate will tender such payment, because Camtek has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of Camtek will receive any finder's fee, either directly or indirectly, as a result of his or her respective efforts to implement Camtek's business plan outlined herein. Persons "associated" with management are meant to refer to persons with whom management may have had other business dealings, but who are not affiliated with or relatives of management. The Registrant for the benefit of its employees has adopted no retirement, pension, profit sharing, stock option or insurance programs or other similar programs.

Item 7.  Certain relationships and related transactions

There are no relationships, transactions, or proposed transactions to which the registrant was or is to be a party, in which any of the named persons set forth in Item 404 of Regulation SB had or is to have a direct or indirect material interest.


Item 8.  Legal proceedings.

Camtek is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against Camtek has been threatened.

Item 9.  Market for common equity and related stockholder matters.

Camtek's common stock is not traded on any exchange or OTC market. Management has not undertaken any discussions, preliminary or
otherwise,  with   any   prospective   market   maker   concerning  the
participation of such market maker in the after-market for Camtek's securities and management does not intend to initiate any such discussions until such time as Camtek has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. After a merger or acquisition has been completed, Camtek 's officer and director will most likely be the person to contact prospective market makers. It is also possible that persons associated with the entity that merges with or is acquired by Camtek will contact prospective market makers. Camtek does not intend to use consultants to contact market makers.

Market price

The  Registrant's  Common  Stock  is  not  quoted  at the present time.
Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to Camtek , as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i)that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly traded securities. In addition, continued inclusion requires two market makers and a minimum bid price of $1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate, which will allow Camtek securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, that Camtek will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of Camtek to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of Camtek securities on a national exchange. In such events, trading, if any, in Camtek securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, Camtek securities.


Holders

There is one holder of Camtek's common shares. Mr. Dhonau, the Company's sole shareholder holds restricted stock pursuant to, Section 4(2) exemption of Rule 144.

Shares sold in the future may have to comply with Rule 144.

All of the 100 shares, which are held by management, have been issued in reliance on the private placement exemption under the amended Securities Act of 1933. Such shares will not be available for sale in the open market without separate registration except in reliance upon Rule 144 under the Act.

In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed affiliates of Camtek (as that term is defined under the Act) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly reported trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale, provided that certain current public information is then available. If a substantial number of the shares owned by management were sold pursuant to Rule 144 or a registered offering, the market price of the common stock could be adversely affected.

Dividends

The Registrant has not paid any dividends to date and has no plans to do so in the immediate future.

Item 10.  Recent sales of unregistered securities.

On May 4th,  100 shares were issued to Brian M. Dhonau under Rule 4(2).


Item 11.  Description of securities.

Common stock

Camtek was incorporated on May 4th, 2001, as Camtek technologies, Inc., with an authorized share capital of Twenty-Five Million (25,000,000) shares of Common Stock. Upon incorporation, Camtek initially issued one hundred (100) Common Shares with par value of $.001. These shares were restricted under Rule 144 of the Securities Act of 1933, as amended.

The Camtek Articles of Incorporation authorizes the issuance of 25,000,000 shares of Common stock, of which 100 are issued and outstanding. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are without pre-emptive rights and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by Camtek from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of Camtek, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities. Management is not aware of any circumstances in which additional shares of any class or series of Camtek's stock are to be issued to management or promoters, or affiliates or associates of either.

Future tradability of shares.

On January 21, 2000, Mr. Richard K. Wulff, Chief of Office of Small Business for the SEC, issued an interpretative letter to Mr. Ken Worm, Assistant Director of the OTC Compliance Unit of the NASD Regulation, concerning the tradability of stock issued in limited operation companies. Mr. Wulff's interpretation was that stock issued or gifted under an exemption under the 1933 Act would not be considered free trading.

Item 12.  Indemnification of directors and officers.

Camtek and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officer and director of Camtek in most cases for any liability suffered by them or arising from their activities as officer and director of Camtek if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. The officer and director of Camtek are accountable to Camtek as fiduciaries, which means such officer and director are required to exercise good faith and integrity in handling Camtek's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where Camtek has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in Camtek in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from Camtek .


Item 13.  Financial statements


                        CAMTEK TECHNOLOGIES, INC.
                     (A DEVELOPMENT STAGE COMPANY)

                          FINANCIAL STATEMENTS

                              MAY 15, 2001


                        CAMTEK TECHNOLOGIES, INC.
                      (A Development Stage Company)

                          FINANCIAL STATEMENTS




CONTENTS                                        PAGE

INDEPENDENT AUDITORS' REPORT                     1

BALANCE SHEET                                    2

STATEMENT OF OPERATIONS                          3

STATEMENT OF STOCKHOLDER'S EQUITY                4

STATEMENT OF CASH FLOWS                          5

NOTES TO FINANCIAL STATEMENTS                   6-8










INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS OF CAMTEK TECHNOLOGIES, INC.:

We have audited the accompanying balance sheet of Camtek Technologies, Inc. (A Development Stage Company) as of May 15, 2001 and the related statements of operations, stockholder's equity and cash flows for the period from May 4, 2001 (inception) to May 15, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Camtek Technologies, Inc. as of May 15, 2001 and the results of its operations and its cash flows for the period from May 4, 2001 (inception) to May 15, 2001 in conformity with accounting principles generally accepted in the United States of America.



                              MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                              Certified Public Accountants


New York, New York
May 16, 2001























                          CAMTEK TECHNOLOGIES, INC.
                        (A Development Stage Company)
                              BALANCE SHEET
                               MAY 15, 2001




ASSETS                                                      $         -
                                                            -----------
LIABILITIES AND STOCKHOLDER'S EQUITY
   Liabilities                                              $         -
                                                            -----------
STOCKHOLDER'S EQUITY
Common Stock, $0.001 par value;
   25,000,000 shares authorized,
   100 shares issued and outstanding                                 -
Additional paid-in capital                                       1,000
Deficit accumulated during
   the development stage                                        (1,000)
                                                            -----------
Total stockholder's equity                                            -
                                                            -----------

      Total liabilities and stockholder's equity            $         -
                                                            -----------

The accompanying notes are an integral part of these financial statements.

                         CAMTEK TECHNOLOGIES, INC.
                       (A Development Stage Company)
                         STATEMENT OF OPERATIONS
                      FOR THE PERIOD FROM MAY 4, 2001
                        (INCEPTION) TO MAY 15, 2001

Revenue                                                    $          -

General and administrative expenses                              1,000
                                                           ------------
Loss from operations before provision for income taxes          (1,000)

Provision for income taxes                                            -
                                                           ------------
Net loss                                                       $(1,000)
                                                           ------------

Net loss per share - basic and diluted                         $(10.00)
                                                           ------------

Weighted average number of common shares
outstanding                                                         100
                                                           ------------




The accompanying notes are an integral part of these financial statements.

                        CAMTEK TECHNOLOGIES, INC.
                      (A Development Stage Company)
                    STATEMENT OF STOCKHOLDER'S EQUITY
                 MAY 4, 2001 (INCEPTION) TO MAY 15, 2001



                                                      Deficit
	                                        Accumulated
                                        Additional   During the
                        Common Stock     Paid-in     Development
                       Shares  Amount    Capital       Stage     Total

Balance, May 4, 2000        -  $    -    $      -     $    -    $    -

Issuance of shares for
 services - May 4, 2000	  100       -       1,000          -     1,000

Net loss                    -       -           -     (1,000)   (1,000)
                       ------  ------    --------     -------   -------
Balance,
  December 31, 2000   500,000  $    -    $  1,000    $(1,000)   $    -
                      -------  ------    --------     -------   -------

The accompanying notes are an integral part of these financial statements.

                        CAMTEK TECHNOLOGIES, INC.
                      (A Development Stage Company)
                         STATEMENT OF CASH FLOWS
                 MAY 4, 2001 (INCEPTION) TO  MAY 15, 2001



CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                   $(1,000)
   Stock issued for services                                    1,000
                                                              --------
NET CASH USED IN OPERATING ACTIVITIES                               -


CASH AND CASH EQUIVALENTS - May 4, 2001                             -

CASH AND CASH EQUIVALENTS - May 15, 2001                      $     -
                                                              --------

SUPPLEMENTAL INFORMATION:
   During the initial period May 4 to May 15, 2001, the Company paid no cash for interest or income taxes.


The accompanying notes are an integral part of these financial statements.

                          CAMTEK TECHNOLOGIES, INC.
                        (A Development Stage Company)
                        NOTES TO FINANCIAL STATEMENTS
                                MAY 15, 2001

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
 .        POLICIES

Nature of Operations

       Camtek Technologies, Inc. (the "Company") is currently a development-stage company under the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") NO. 7. The Company was incorporated under the laws of the state of Nevada on May 4, 2001.

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

       Cash and Cash Equivalents

       The  Company  considers  all highly liquid investments purchased
with   original   maturities  of  three  months  or  less  to  be  cash
equivalents.

       Income Taxes

       Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes, if any, are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

       Earnings Per Share

       The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share", which requires presentation of basic earnings per share ("BEPS") and diluted earnings per share
("DEPS"). The computation of BEPS is computed by dividing income available to common stockholders by the weighted average number of outstanding common shares during the period. DEPS gives effect to all dilutive potential common shares outstanding during the period. The computation of DEPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. As of May 15, 2001, the Company has no securities that would effect loss per share if they were to be dilutive.

       Comprehensive Income

       SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The Company had no items of other comprehensive income and therefore has not presented a statement of comprehensive income.

                         CAMTEK TECHNOLOGIES, INC.
                       (A Development Stage Company)
                       NOTES TO FINANCIAL STATEMENTS
                               MAY 15, 2001


NOTE 2 - INCOME TAXES

   The components of the provision for income taxes for the period from May 4, 2001 (inception) to May 15, 2001 are as follows:

Current Tax Expense
   U.S. Federal                                      $         -
   State and Local                                             -
                                                     -----------
Total Current                                                  -
                                                     -----------
Deferred Tax Expense
U.S. Federal                                                   -
State and Local                                                -
                                                     -----------
Total Deferred                                                 -
                                                     -----------
Total Tax Provision (Benefit) from
Continuing Operations                                $         -
                                                     -----------

The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

Federal Income Tax Rate	                                  34.0 %
Effect of Valuation Allowance                            (34.0)%
Effective Income Tax Rate                                  0.0 %
                                                     -----------

At May 15, 2001, the Company had net carryforward losses of $1,000. Because of the current uncertainty of realizing the benefits of the tax carryforward, a valuation allowance equal to the tax benefits for deferred taxes has been established. The full realization of the tax benefit associated with the carryforward depends predominantly upon the Company's ability to generate taxable income during the carryforward period.

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of May 15, 2001 are as follows:

Deferred Tax Assets
  Loss Carryforwards                                   $      340

  Less:  Valuation Allowance                           $      340
                                                       ----------
  Net Deferred Tax Assets                              $        -
                                                       ----------
Net operating loss carryforwards expire in 2021.

                           CAMTEK TECHNOLOGIES, INC.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                  MAY 15, 2001

NOTE 3 -  COMMON STOCK

       On May 4, 2001, the Company issued 100 shares of common stock for services valued at $1,000.

Item 14. Changes in and disclosure with accountants on accounting and financial disclosure.

The Registrant has not changed accountants since its formation, and Management has had no disagreements with the findings of its accountants.


Item 15.  Financial statements and exhibits.

Exhibits
3.1   Articles of Incorporation
3.2	By-Laws



Signatures


     In accordance with Section 12 of the Securities Act of 1934, the Registrant caused this registration to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Camtek Technologies , Inc.

                                           By:/S/__________________
                                                 Brian M. Dhonau